UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________
FORM SD
SPECIALIZED DISCLOSURE REPORT
_____________________________________________________________
D-Wave Quantum Inc.
(Exact Name of Registrant as Specified in Its Charter)
_____________________________________________________________

Delaware	001-41468	88-1068854
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2650 East Bayshore Road Palo Alto, California		94303
(Address of principal executive offices)		(Zip Code)

Alan Baratz
President & Chief Executive Officer
(650) 285-2881
(Name and telephone number, including area code, of the person to contact in connection with this report.)
_____________________________________________________________

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD (this “Report”) of D-Wave Quantum Inc. (including its consolidated subsidiaries, “D-Wave,” “we,” “us,” or “our”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period of January 1, 2025 to December 31, 2025 (the “Reporting Period”).
The Rule was adopted by the Securities and Exchange Commission (the “SEC”) under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “Conflict Minerals,” defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are currently limited to tantalum, tin, and tungsten (collectively, “3TG”). Pursuant to the Rule, a publicly traded company that determines that 3TG is necessary to the functionality or production of products that the company manufactures or contracts to manufacture must conduct a reasonable country of origin inquiry (an “RCOI”) to determine if any of such 3TG originated in the Democratic Republic of the Congo or an adjoining country (together, the “Covered Countries”).
As required by the Rule, we undertook an analysis of our products and supply chain to determine whether D-Wave would be deemed under the Rule to manufacture or contract to manufacture any product in which any Conflict Mineral was necessary to the functionality or production of such product. As a result of the analysis, we determined that during the Reporting Period, D-Wave contracted with certain vendors to manufacture certain products that might contain Conflict Minerals necessary to the functionality or production of such products, including components of our quantum computing systems (the “Covered Products”). Accordingly, we conducted an RCOI with respect to Conflict Minerals in such Covered Products, as required by the Exchange Act.
Company Overview
D-Wave is a leader in the development and delivery of quantum computing systems, software, and services. It is the world’s first commercial supplier of quantum computers, and the first and only to offer dual-platform quantum computing products and services, spanning both annealing and gate-model quantum computing technologies. Our mission is to help customers realize the value of quantum today through enterprise-grade systems available on-premises and via our Leap™ quantum cloud service, which offers 99.9% availability and uptime. More than 100 organizations across commercial, government and research sectors trust D-Wave to address complex computational challenges using quantum computing.
We take steps to ensure our compliance with our obligations under the Rule, and rely upon internal supply chain professionals, together with outside experts and consultants, in this regard. Compliance includes the adoption and implementation of an internal conflict minerals sourcing policy (“Conflict Minerals Sourcing Policy”), adherence to internal guidelines when sourcing new components and vendors, development of standard operating procedures (“SOPs”), and formal processes for conducting RCOIs and smelter due diligence as described in this Report.
Description of Covered Products
This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of the product; (ii) that were manufactured, or contracted to be manufactured, by D-Wave; and (iii) for which the manufacture was completed during the Reporting Period. D-Wave’s products include its quantum computing systems and components thereof.
Reasonable Country of Origin Inquiry
Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between D-Wave and the original sources of Conflict Minerals.
Our process for conducting our RCOI, which involves determining the country of origin of Conflict Minerals contained in the Covered Products, was to conduct a supply chain survey with our suppliers using the Conflict Minerals Reporting Template (“CMRT”) from the Responsible Minerals Initiative (“RMI”). The CMRT included questions such as whether the vendors supplied any Covered Products to D-Wave; if so, whether any Conflict Minerals were used in the Covered Products they supplied to D-Wave; and if so, whether any Conflict Minerals originated from the Covered Countries or were from recycled or scrap sources.
To collect data on the source of origin of 3TG procured by our supply chain, we partnered with Source Intelligence to manage CMRT distribution, supplier reminders, smelter validation, and data aggregation. We identified and surveyed all our tier 1 suppliers that delivered, directly to D-Wave, parts, components or assembled products that may contain Conflict Minerals (the “Tier 1 Suppliers”).

Upon receipt of the completed CMRT responses, we reviewed each form for completeness and potential compliance issues. Where a Tier 1 Supplier indicated that it sourced Conflict Minerals from a Covered Country, we reviewed that supplier's reported smelter or refiners (“SOR”) list and used industry-wide available information provided by third-party audits of SORs to determine if Conflict Minerals sourced from Covered Countries have been certified conflict-free. The results of this inquiry are presented in this Report.
These efforts form the foundation of a sustainable and scalable compliance process, which will continue to evolve in future reporting years in alignment with principles from the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and SEC regulations.
Conflict Minerals Due Diligence Program
As described above, we have developed a program to carry out supply chain due diligence, which reflects OECD Guidance as applicable for Conflict Minerals and downstream companies. The OECD Guidance is an internationally recognized due diligence framework and is approved by the SEC. The design of the due diligence measures includes provisions for establishing a company management system, identifying risks in the supply chain, implementing strategies to respond to risks, and reporting annually on supply chain diligence.
Our program has been designed to support repeatable annual filings, audit readiness, and continuous improvement as required or applicable. We incorporate updates on the advancements made to our policies and procedures as applicable, and maintain records related to Conflict Minerals in conformance with our internal policies.
A summary of our Conflict Minerals Sourcing Policy is available on our website at ir.dwavequantum.com/governance. Our Conflict Minerals compliance and disclosure processes are led by a management-level senior manager who reports directly to our Chief Development Officer.
Because we do not purchase 3TG directly from mines or smelters, we rely on source information provided by our suppliers and encourage our suppliers to establish their own due diligence programs to ensure conflict free supply chains. Under our Conflict Minerals Sourcing Policy, we encourage our suppliers to use certified conflict free SORs, and to provide us only with minerals or products that are conflict free. We also conduct a supply chain survey as described in this Report.
Results of Our RCOI
As described above, we surveyed Tier 1 Suppliers that delivered parts, components or assembled products that may contain Conflict Minerals directly to D-Wave during the Reporting Period. Of the 199 Tier 1 Suppliers that we contacted, over 80% completed CMRTs. Through these responses, we identified 364 unique smelters as potentially in our supply chain for 2025, a substantial majority of which were certified as conflict-free under the standards of RMI (the Responsible Minerals Assurance Process (RMAP)), the London Bullion Market Association (LBMA), or the Responsible Jewellery Council (RJC). Table A.2 in Annex A below lists these 364 unique smelters.
After conducting further due diligence, we determined, based on SOR information provided by the Tier 1 Suppliers and other information available to us, that of the 364 unique smelters disclosed through supplier CMRTs, only six (6) were identified as sourcing from Covered Countries and were not certified as “conflict free.” Table A.1 in Annex A below lists these six smelters.
Based on the RCOI and the other aspects of our due diligence program described above, we have determined in good faith that for the Reporting Period, our Covered Products are “DRC conflict undeterminable.” However, we have reason to believe that a portion of our necessary Conflict Minerals may have originated in the Covered Countries and that those necessary Conflict Minerals may not be from recycled or scrap sources.
Best Practices
To help ensure clear communication regarding responsible Conflict Minerals sourcing and our expectation of transparency across our supply chain, we posted a summary of our Conflict Minerals Sourcing Policy on our website and intend to implement policy communication and education among our vendors. We continue to implement an initiative to have all in-scope suppliers achieve a conformant supply chain, and plan to continue updating our policies, procedures, outreach and education internally and in our supply chain as needed.
This Report and all other reports that we file with the SEC in compliance with the Rule will be available to the public through our website, ir.dwavequantum.com. The information on our website is not, and will not be, deemed to be a part of this Report or any other filing with the SEC, unless expressly incorporated by specific reference in such filing.

Forward Looking Statements
This Report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, based on our current views, beliefs, assumptions and expectations regarding future events, that speak only as of the date of this Report. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “intend,” “become,” “future,” “continue,” “strive,” “seek” or comparable terms. These forward-looking statements are subject to risks, uncertainties and other factors, including, among other matters, the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis, whether SORs and other market participants responsibly source 3TG, political, regulatory and economic developments within the Covered Countries, the United States or elsewhere, changes in our supplier base, our ability to meet or improve our best practices with respect to our supply chain, our ability to improve our procedures related to country of origin inquiries, and our ability to further mitigate the risk that Conflict Minerals may be found in our Covered Products. We undertake no obligation to publicly update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.
Item 1.02 Exhibit
Not applicable.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
Not applicable.

SIGNATURES
           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 28, 2026	D-Wave Quantum Inc.

	By:	/s/ Alan Baratz
	Name:	Alan Baratz
	Title:	President & Chief Executive Officer

Annex A

Table A.1 below lists six smelters that were identified as sourcing directly from countries classified as Covered Countries based on risk criteria, specifically that they are not certified as conflict-free.

In addition, Table A.2 below lists 364 unique smelters that we determined to be potentially in our supply chain for 2025, disclosed through supplier CMRTs.

As explained above, the presence of a smelter in either of the tables below does not mean that our Covered Products necessarily contained Conflict Minerals processed by that smelter.

Table A.1 - Smelters Sourcing Directly from Covered Countries

Metal	Smelter Name	RMI Smelter ID	Country of Origin	Certified
Gold	Prioksky Plant of Non-Ferrous Metals	CID001386	Rwanda	No
Gold	Samduck Precious Metals	CID001555	Rwanda	No
Tin	Malaysia Smelting Corporation	CID001105	Democratic Republic of the Congo	No
Tin	VQB Mineral and Trading Group JSC	CID002015	Democratic Republic of the Congo	No
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CID002315	Democratic Republic of the Congo	No
Tungsten	Hydrometallurg, JSC	CID002649	Democratic Republic of the Congo	No

Table A.2 - Smelters Potentially in D-Wave’s Supply Chain for 2025

Metal	Smelter Name	RMI Smelter ID	Country of Origin
Gold	8853 S.p.A.	CID002763	ITALY
Gold	ABC Refinery Pty Ltd.	CID002920	AUSTRALIA
Gold	Abington Reldan Metals, LLC	CID002708	UNITED STATES OF AMERICA
Gold	Advanced Chemical Company	CID000015	UNITED STATES OF AMERICA
Gold	African Gold Refinery	CID003185	UGANDA
Gold	Agosi AG	CID000035	GERMANY
Gold	Aida Chemical Industries Co., Ltd.	CID000019	JAPAN
Gold	Al Etihad Gold Refinery DMCC	CID002560	UNITED ARAB EMIRATES
Gold	Albino Mountinho Lda.	CID002760	PORTUGAL
Gold	Alexy Metals	CID003500	UNITED STATES OF AMERICA
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	CID000041	UZBEKISTAN
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	CID000058	BRAZIL
Gold	Argor-Heraeus S.A.	CID000077	SWITZERLAND
Gold	ASAHI METALFINE, Inc.	CID000082	JAPAN
Gold	Asahi Refining Canada Ltd.	CID000924	CANADA
Gold	Asahi Refining USA Inc.	CID000920	UNITED STATES OF AMERICA
Gold	Asaka Riken Co., Ltd.	CID000090	JAPAN
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	CID000103	TURKEY
Gold	Attero Recycling Pvt Ltd	CID004697	INDIA
Gold	AU Traders and Refiners	CID002850	SOUTH AFRICA
Gold	Augmont Enterprises Private Limited	CID003461	INDIA
Gold	Aurubis AG	CID000113	GERMANY
Gold	Aurubis AG, Hamburg	CID005476	GERMANY

Gold	Bangalore Refinery	CID002863	INDIA
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	CID000128	PHILIPPINES
Gold	Boliden Mineral AB (Ronnskar)	CID000157	SWEDEN
Gold	C. Hafner GmbH + Co. KG	CID000176	GERMANY
Gold	Caridad	CID000180	MEXICO
Gold	Cendres + Metaux S.A.	CID000189	SWITZERLAND
Gold	CGR Metalloys Pvt Ltd.	CID003382	INDIA
Gold	Chimet S.p.A.	CID000233	ITALY
Gold	Chugai Mining	CID000264	JAPAN
Gold	Coimpa Industrial LTDA	CID004010	BRAZIL
Gold	Daye Non-Ferrous Metals Mining Ltd.	CID000343	CHINA
Gold	Degussa Sonne / Mond Goldhandel GmbH	CID002867	GERMANY
Gold	Dijllah Gold Refinery FZC	CID003348	UNITED ARAB EMIRATES
Gold	Dongwu Gold Group	CID003663	CHINA
Gold	Dowa	CID000401	JAPAN
Gold	DSC (Do Sung Corporation)	CID000359	KOREA, REPUBLIC OF
Gold	Eco-System Recycling Co., Ltd. East Plant	CID000425	JAPAN
Gold	Eco-System Recycling Co., Ltd. North Plant	CID003424	JAPAN
Gold	Eco-System Recycling Co., Ltd. West Plant	CID003425	JAPAN
Gold	Elite Industech Co., Ltd.	CID004755	TAIWAN, PROVINCE OF CHINA
Gold	Emerald Jewel Industry India Limited (Unit 1)	CID003487	INDIA
Gold	Emerald Jewel Industry India Limited (Unit 2)	CID003488	INDIA
Gold	Emerald Jewel Industry India Limited (Unit 3)	CID003489	INDIA
Gold	Emerald Jewel Industry India Limited (Unit 4)	CID003490	INDIA
Gold	Emirates Gold DMCC	CID002561	UNITED ARAB EMIRATES
Gold	Fidelity Printers and Refiners Ltd.	CID002515	ZIMBABWE
Gold	Fujairah Gold FZC	CID002584	UNITED ARAB EMIRATES
Gold	Gasabo Gold Refinery Ltd	CID005006	RWANDA
Gold	GG Refinery Ltd.	CID004506	TANZANIA, UNITED REPUBLIC OF
Gold	GGC Gujrat Gold Centre Pvt. Ltd.	CID002852	INDIA
Gold	Glencore Canada Corporation - CCR Refinery	CID000185	CANADA
Gold	Gold by Gold Colombia	CID003641	COLOMBIA
Gold	Gold Coast Refinery	CID003186	GHANA
Gold	Gold Corporation - The Perth Mint	CID002030	AUSTRALIA
Gold	Great Wall Precious Metals Co., Ltd. of CBPM	CID001909	CHINA
Gold	Guangdong Jinding Gold Limited	CID002312	CHINA

Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	CID000651	CHINA
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	CID000671	CHINA
Gold	Heimerle + Meule GmbH	CID000694	GERMANY
Gold	Heraeus Germany GmbH Co. KG	CID000711	GERMANY
Gold	Heraeus Metals Hong Kong Ltd.	CID000707	CHINA
Gold	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	CID000773	CHINA
Gold	HwaSeong CJ CO., LTD.	CID000778	KOREA, REPUBLIC OF
Gold	Impala Platinum - Base Metal Refinery (BMR)	CID004604	SOUTH AFRICA
Gold	Impala Platinum - Platinum Metals Refinery (PMR)	CID004714	SOUTH AFRICA
Gold	Impala Platinum - Rustenburg Smelter	CID004610	SOUTH AFRICA
Gold	Industrial Refining Company	CID002587	BELGIUM
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	CID000801	CHINA
Gold	International Precious Metal Refiners	CID002562	UNITED ARAB EMIRATES
Gold	Ishifuku Metal Industry Co., Ltd.	CID000807	JAPAN
Gold	Istanbul Gold Refinery	CID000814	TURKEY
Gold	Italpreziosi	CID002765	ITALY
Gold	JALAN & Company	CID002893	INDIA
Gold	Japan Mint	CID000823	JAPAN
Gold	Jiangxi Copper Co., Ltd.	CID000855	CHINA
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	CID000927	RUSSIAN FEDERATION
Gold	JSC Novosibirsk Refinery	CID000493	RUSSIAN FEDERATION
Gold	JSC Uralelectromed	CID000929	RUSSIAN FEDERATION
Gold	JX Advanced Metals Corporation	CID000937	JAPAN
Gold	K.A. Rasmussen	CID003497	NORWAY
Gold	Kaloti Precious Metals	CID002563	UNITED ARAB EMIRATES
Gold	Kazakhmys Smelting LLC	CID000956	KAZAKHSTAN
Gold	Kazzinc Ltd	CID000957	KAZAKHSTAN
Gold	Kennecott Utah Copper LLC	CID000969	UNITED STATES OF AMERICA
Gold	KGHM Polska Miedz S.A. Oddzial Huta Miedzi, Glogow	CID005401	POLAND
Gold	KGHM Polska Miedz Spolka Akcyjna	CID002511	POLAND
Gold	Kojima Chemicals Co., Ltd.	CID000981	JAPAN
Gold	Korea Zinc Co., Ltd.	CID002605	KOREA, REPUBLIC OF
Gold	Kundan Care Products Ltd.	CID003463	INDIA
Gold	Kyrgyzaltyn JSC	CID001029	KYRGYZSTAN
Gold	Kyshtym Copper-Electrolytic Plant ZAO	CID002865	RUSSIAN FEDERATION
Gold	L'azurde Company For Jewelry	CID001032	SAUDI ARABIA
Gold	L'Orfebre S.A.	CID002762	ANDORRA
Gold	Lingbao Gold Co., Ltd.	CID001056	CHINA
Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	CID001058	CHINA

Gold	LS MnM Inc.	CID001078	KOREA, REPUBLIC OF
Gold	LT Metal Ltd.	CID000689	KOREA, REPUBLIC OF
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	CID001093	CHINA
Gold	Marsam Metals	CID002606	BRAZIL
Gold	Materion	CID001113	UNITED STATES OF AMERICA
Gold	Matsuda Sangyo Co., Ltd.	CID001119	JAPAN
Gold	MD Overseas	CID003548	INDIA
Gold	Metal Concentrators SA (Pty) Ltd.	CID003575	SOUTH AFRICA
Gold	Metallix Refining Inc.	CID003557	UNITED STATES OF AMERICA
Gold	Metalor Technologies (Hong Kong) Ltd.	CID001149	CHINA
Gold	Metalor Technologies (Singapore) Pte., Ltd.	CID001152	SINGAPORE
Gold	Metalor Technologies (Suzhou) Ltd.	CID001147	CHINA
Gold	Metalor Technologies S.A.	CID001153	SWITZERLAND
Gold	Metalor USA Refining Corporation	CID001157	UNITED STATES OF AMERICA
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	CID001161	MEXICO
Gold	Minera Titan del Peru SRL (MTP) - Belen Plant	CID005014	PERU
Gold	Mitsubishi Materials Corporation	CID001188	JAPAN
Gold	Mitsui Mining and Smelting Co., Ltd.	CID001193	JAPAN
Gold	MKS PAMP SA	CID001352	SWITZERLAND
Gold	MMTC-PAMP India Pvt., Ltd.	CID002509	INDIA
Gold	Modeltech Sdn Bhd	CID002857	MALAYSIA
Gold	Morris and Watson	CID002282	NEW ZEALAND
Gold	Moscow Special Alloys Processing Plant	CID001204	RUSSIAN FEDERATION
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	CID001220	TURKEY
Gold	Naoshima Smelter & Refinery	CID005396	JAPAN
Gold	Navoi Mining and Metallurgical Combinat	CID001236	UZBEKISTAN
Gold	NH Recytech Company	CID003189	KOREA, REPUBLIC OF
Gold	Nihon Material Co., Ltd.	CID001259	JAPAN
Gold	NOBLE METAL SERVICES	CID003690	UNITED STATES OF AMERICA
Gold	Oegussa Oesterreichische Gold- und Silber-Scheideanstalt Gesm.b.H.	CID002779	AUSTRIA
Gold	Ohura Precious Metal Industry Co., Ltd.	CID001325	JAPAN
Gold	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	CID001326	RUSSIAN FEDERATION
Gold	Pease & Curren	CID002872	UNITED STATES OF AMERICA
Gold	Penglai Penggang Gold Industry Co., Ltd.	CID001362	CHINA
Gold	Planta Recuperadora de Metales SpA	CID002919	CHILE
Gold	Prioksky Plant of Non-Ferrous Metals	CID001386	RUSSIAN FEDERATION
Gold	PT Aneka Tambang (Persero) Tbk	CID001397	INDONESIA
Gold	PX Precinox S.A.	CID001498	SWITZERLAND
Gold	QG Refining, LLC	CID003324	UNITED STATES OF AMERICA
Gold	Rand Refinery (Pty) Ltd.	CID001512	SOUTH AFRICA

Gold	Refinery of Seemine Gold Co., Ltd.	CID000522	CHINA
Gold	REMONDIS PMR B.V.	CID002582	NETHERLANDS
Gold	Royal Canadian Mint	CID001534	CANADA
Gold	SAAMP	CID002761	FRANCE
Gold	Sabin Metal Corp.	CID001546	UNITED STATES OF AMERICA
Gold	Safimet S.p.A	CID002973	ITALY
Gold	SAFINA A.S.	CID002290	CZECHIA
Gold	Sai Refinery	CID002853	INDIA
Gold	SAM Precious Metals FZ-LLC	CID003666	UNITED ARAB EMIRATES
Gold	Samduck Precious Metals	CID001555	KOREA, REPUBLIC OF
Gold	SAMWON METALS Corp.	CID001562	KOREA, REPUBLIC OF
Gold	SEMPSA Joyeria Plateria S.A.	CID001585	SPAIN
Gold	Shandong Gold Smelting Co., Ltd.	CID001916	CHINA
Gold	Shandong Humon Smelting Co., Ltd.	CID002525	CHINA
Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	CID001619	CHINA
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CID001622	CHINA
Gold	Shenzhen CuiLu Gold Co., Ltd.	CID002750	CHINA
Gold	SHENZHEN JINJUNWEI RESOURCE COMPREHENSIVE DEVELOPMENT CO., LTD.	CID004435	CHINA
Gold	Shenzhen Zhonghenglong Real Industry Co., Ltd.	CID002527	CHINA
Gold	Shirpur Gold Refinery Ltd.	CID002588	INDIA
Gold	Sichuan Tianze Precious Metals Co., Ltd.	CID001736	CHINA
Gold	Singway Technology Co., Ltd.	CID002516	TAIWAN, PROVINCE OF CHINA
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	CID001756	RUSSIAN FEDERATION
Gold	Solar Applied Materials Technology Corp.	CID001761	TAIWAN, PROVINCE OF CHINA
Gold	SOLEIL METALS (Chala One Plant)	CID004704	PERU
Gold	SOLEIL METALS (YAKARI Plant)	CID004705	PERU
Gold	Sovereign Metals	CID003383	INDIA
Gold	State Research Institute Center for Physical Sciences and Technology	CID003153	LITHUANIA
Gold	Sudan Gold Refinery	CID002567	SUDAN
Gold	Sumitomo Metal Mining Co., Ltd.	CID001798	JAPAN
Gold	SungEel HiMetal Co., Ltd.	CID002918	KOREA, REPUBLIC OF
Gold	Super Dragon Technology Co., Ltd.	CID001810	TAIWAN, PROVINCE OF CHINA
Gold	T.C.A S.p.A	CID002580	ITALY
Gold	Tanaka Kikinzoku Kogyo K.K.	CID001875	JAPAN
Gold	TITAN COMPANY LIMITED, JEWELLERY DIVISION	CID004491	INDIA
Gold	Tokuriki Honten Co., Ltd.	CID001938	JAPAN
Gold	Tongling Nonferrous Jinguan (Ausmelt) Copper Industry	CID001947	CHINA
Gold	TOO Tau-Ken-Altyn	CID002615	KAZAKHSTAN
Gold	Torecom	CID001955	KOREA, REPUBLIC OF

Gold	Umicore Precious Metals Thailand	CID002314	THAILAND
Gold	Umicore S.A. Business Unit Precious Metals Refining	CID001980	BELGIUM
Gold	United Precious Metal Refining, Inc.	CID001993	UNITED STATES OF AMERICA
Gold	Valcambi S.A.	CID002003	SWITZERLAND
Gold	WEEEREFINING	CID003615	FRANCE
Gold	WIELAND Edelmetalle GmbH	CID002778	GERMANY
Gold	Yamakin Co., Ltd.	CID002100	JAPAN
Gold	Yokohama Metal Co., Ltd.	CID002129	JAPAN
Gold	Yunnan Copper Southwest Copper Branch	CID000197	CHINA
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CID002224	CHINA
Gold	Zijin Mining Group Gold Smelting Co. Ltd.	CID002243	CHINA
Tantalum	5D Production OU	CID003926	ESTONIA
Tantalum	AMG Brasil	CID001076	BRAZIL
Tantalum	D Block Metals, LLC	CID002504	UNITED STATES OF AMERICA
Tantalum	F&X Electro-Materials Ltd.	CID000460	CHINA
Tantalum	FIR Metals & Resource Ltd.	CID002505	CHINA
Tantalum	Global Advanced Metals Aizu	CID002558	JAPAN
Tantalum	Global Advanced Metals Boyertown	CID002557	UNITED STATES OF AMERICA
Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	CID000291	CHINA
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	CID002492	CHINA
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	CID002512	CHINA
Tantalum	Jiangxi Suns Nonferrous Materials Co. Ltd.	CID004813	CHINA
Tantalum	Jiangxi Tuohong New Raw Material	CID002842	CHINA
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CID000914	CHINA
Tantalum	Jiujiang Tanbre Co., Ltd.	CID000917	CHINA
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	CID002506	CHINA
Tantalum	KEMET de Mexico	CID002539	MEXICO
Tantalum	Materion Newton Inc.	CID002548	UNITED STATES OF AMERICA
Tantalum	Metallurgical Products India Pvt., Ltd.	CID001163	INDIA
Tantalum	Mineracao Taboca S.A.	CID001175	BRAZIL
Tantalum	Mitsui Mining and Smelting Co., Ltd.	CID001192	JAPAN
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CID001277	CHINA
Tantalum	NPM Silmet OU	CID001200	ESTONIA
Tantalum	PowerX Ltd.	CID004054	RWANDA
Tantalum	QuantumClean	CID001508	UNITED STATES OF AMERICA
Tantalum	Resind Industria e Comercio Ltda.	CID002707	BRAZIL
Tantalum	RFH Yancheng Jinye New Material Technology Co., Ltd.	CID003583	CHINA

Tantalum	Solikamsk Magnesium Works OAO	CID001769	RUSSIAN FEDERATION
Tantalum	Taki Chemical Co., Ltd.	CID001869	JAPAN
Tantalum	TANIOBIS Co., Ltd.	CID002544	THAILAND
Tantalum	TANIOBIS GmbH	CID002545	GERMANY
Tantalum	TANIOBIS Japan Co., Ltd.	CID002549	JAPAN
Tantalum	TANIOBIS Smelting GmbH & Co. KG	CID002550	GERMANY
Tantalum	Telex Metals	CID001891	UNITED STATES OF AMERICA
Tantalum	Ulba Metallurgical Plant JSC	CID001969	KAZAKHSTAN
Tantalum	XIMEI RESOURCES (GUANGDONG) LIMITED	CID000616	CHINA
Tantalum	XinXing Haorong Electronic Material Co., Ltd.	CID002508	CHINA
Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	CID001522	CHINA
Tin	Alpha Assembly Solutions Inc	CID000292	UNITED STATES OF AMERICA
Tin	An Vinh Joint Stock Mineral Processing Company	CID002703	VIET NAM
Tin	Aurubis Beerse	CID002773	BELGIUM
Tin	Aurubis Berango	CID002774	SPAIN
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CID000228	CHINA
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	CID003190	CHINA
Tin	China Tin Group Co., Ltd.	CID001070	CHINA
Tin	Conecsus LLC	CID003504	UNITED STATES OF AMERICA
Tin	CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	CID003486	BRAZIL
Tin	CRM Synergies EMEA, S.L.U.	CID003524	SPAIN
Tin	CV Ayi Jaya	CID002570	INDONESIA
Tin	Dongguan Best Alloys Co., Ltd.	CID000377	CHINA
Tin	Dongguan CiEXPO Environmental Engineering Co., Ltd.	CID003356	CHINA
Tin	Dowa	CID000402	JAPAN
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	CID002572	VIET NAM
Tin	EM Vinto	CID000438	BOLIVIA (PLURINATIONAL STATE OF)
Tin	Estanho de Rondonia S.A.	CID000448	BRAZIL
Tin	Fabrica Auricchio Industria e Comercio Ltda.	CID003582	BRAZIL
Tin	Fenix Metals	CID000468	POLAND
Tin	Gejiu City Fuxiang Industry and Trade Co., Ltd.	CID003410	CHINA
Tin	Gejiu Kai Meng Industry and Trade LLC	CID000942	CHINA
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CID000538	CHINA
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	CID001908	CHINA

Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	CID000555	CHINA
Tin	Global Advanced Metals Greenbushes Pty Ltd.	CID004754	AUSTRALIA
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CID003116	CHINA
Tin	HuiChang Hill Tin Industry Co., Ltd.	CID002844	CHINA
Tin	Jiangxi New Nanshan Technology Ltd.	CID001231	CHINA
Tin	Longnan Chuangyue Environmental Protection Technology Development Co., Ltd	CID004796	CHINA
Tin	Luna Smelter, Ltd.	CID003387	RWANDA
Tin	Ma'anshan Weitai Tin Co., Ltd.	CID003379	CHINA
Tin	Magnu's Minerais Metais e Ligas Ltda.	CID002468	BRAZIL
Tin	Malaysia Smelting Corporation (MSC)	CID001105	MALAYSIA
Tin	Malaysia Smelting Corporation Berhad (Port Klang)	CID004434	MALAYSIA
Tin	Melt Metais e Ligas S.A.	CID002500	BRAZIL
Tin	Metallic Resources, Inc.	CID001142	UNITED STATES OF AMERICA
Tin	Mineracao Taboca S.A.	CID001173	BRAZIL
Tin	Mining Minerals Resources SARL	CID004065	CONGO, DEMOCRATIC REPUBLIC OF THE
Tin	Minsur	CID001182	PERU
Tin	Mitsubishi Materials Corporation	CID001191	JAPAN
Tin	Modeltech Sdn Bhd	CID002858	MALAYSIA
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	CID002573	VIET NAM
Tin	Novosibirsk Tin Combine	CID001305	RUSSIAN FEDERATION
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	CID001314	THAILAND
Tin	O.M. Manufacturing Philippines, Inc.	CID002517	PHILIPPINES
Tin	Operaciones Metalurgicas S.A.	CID001337	BOLIVIA (PLURINATIONAL STATE OF)
Tin	P Kay Metal, Inc	CID005189	UNITED STATES OF AMERICA
Tin	Pongpipat Company Limited	CID003208	MYANMAR
Tin	Precious Minerals and Smelting Limited	CID003409	INDIA
Tin	PT Arsed Indonesia	CID005067	INDONESIA
Tin	PT Artha Cipta Langgeng	CID001399	INDONESIA
Tin	PT ATD Makmur Mandiri Jaya	CID002503	INDONESIA
Tin	PT Bangka Prima Tin	CID002776	INDONESIA
Tin	PT Cipta Persada Mulia	CID002696	INDONESIA
Tin	PT Masbro Alam Stania	CID003380	INDONESIA
Tin	PT Mitra Stania Prima	CID001453	INDONESIA
Tin	PT Mitra Sukses Globalindo	CID003449	INDONESIA
Tin	PT Panca Mega Persada	CID001457	INDONESIA
Tin	PT Premium Tin Indonesia	CID000313	INDONESIA
Tin	PT Prima Timah Utama	CID001458	INDONESIA
Tin	PT Putera Sarana Shakti (PT PSS)	CID003868	INDONESIA
Tin	PT Rajehan Ariq	CID002593	INDONESIA

Tin	PT Timah Tbk Kundur	CID001477	INDONESIA
Tin	PT Timah Tbk Mentok	CID001482	INDONESIA
Tin	Resind Industria e Comercio Ltda.	CID002706	BRAZIL
Tin	RIKAYAA GREENTECH PRIVATE LIMITED	CID004692	INDIA
Tin	Rui Da Hung	CID001539	TAIWAN, PROVINCE OF CHINA
Tin	Super Ligas	CID002756	BRAZIL
Tin	Takehara PVD Materials Plant / PVD Materials Division of MITSUI MINING & SMELTING CO., LTD.	CID004403	JAPAN
Tin	Thaisarco	CID001898	THAILAND
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CID002180	CHINA
Tin	Tin Technology & Refining	CID003325	UNITED STATES OF AMERICA
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	CID002574	VIET NAM
Tin	VQB Mineral and Trading Group JSC	CID002015	VIET NAM
Tin	White Solder Metalurgia e Mineracao Ltda.	CID002036	BRAZIL
Tin	Woodcross Smelting Company Limited	CID004724	UGANDA
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CID002158	CHINA
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	CID003397	CHINA
Tungsten	A.L.M.T. Corp.	CID000004	JAPAN
Tungsten	ACL Metais Eireli	CID002833	BRAZIL
Tungsten	Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	CID003427	BRAZIL
Tungsten	Artek LLC	CID003553	RUSSIAN FEDERATION
Tungsten	Asia Tungsten Products Vietnam Ltd.	CID002502	VIET NAM
Tungsten	China Molybdenum Tungsten Co., Ltd.	CID002641	CHINA
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	CID000258	CHINA
Tungsten	CNMC (Guangxi) PGMA Co., Ltd.	CID000281	CHINA
Tungsten	Cronimet Brasil Ltda	CID003468	BRAZIL
Tungsten	DONGKUK INDUSTRIES CO., LTD.	CID004060	KOREA, REPUBLIC OF
Tungsten	Fujian Xinlu Tungsten Co., Ltd.	CID003609	CHINA
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CID002315	CHINA
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	CID002494	CHINA
Tungsten	Geo Enterprise	CID005373	GEORGIA
Tungsten	Global Tungsten & Powders LLC	CID000568	UNITED STATES OF AMERICA
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	CID000218	CHINA
Tungsten	H.C. Starck Tungsten GmbH	CID002541	GERMANY
Tungsten	HANNAE FOR T Co., Ltd.	CID003978	KOREA, REPUBLIC OF
Tungsten	Hubei Green Tungsten Co., Ltd.	CID003417	CHINA
Tungsten	Hunan Jintai New Material Co., Ltd.	CID000769	CHINA
Tungsten	Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	CID002513	CHINA
Tungsten	Hydrometallurg, JSC	CID002649	RUSSIAN FEDERATION

Tungsten	Japan New Metals Co., Ltd.	CID000825	JAPAN
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	CID002551	CHINA
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	CID002321	CHINA
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CID002313	CHINA
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	CID002318	CHINA
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	CID002317	CHINA
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	CID002316	CHINA
Tungsten	Jing Yuan Tungsten Technology Co., Ltd.	CID005012	TAIWAN, PROVINCE OF CHINA
Tungsten	JSC "Kirovgrad Hard Alloys Plant"	CID003408	RUSSIAN FEDERATION
Tungsten	KENEE MINING VIETNAM COMPANY LIMITED	CID004619	VIET NAM
Tungsten	Kennametal Fallon	CID000966	UNITED STATES OF AMERICA
Tungsten	Kennametal Huntsville	CID000105	UNITED STATES OF AMERICA
Tungsten	LAOS SOUTHERN MINING SMELTING SOLE CO.,LTD	CID005017	LAO PEOPLE'S DEMOCRATIC REPUBLIC
Tungsten	Lianyou Metals Co., Ltd.	CID003407	TAIWAN, PROVINCE OF CHINA
Tungsten	Lianyou Resources Co., Ltd.	CID004397	TAIWAN, PROVINCE OF CHINA
Tungsten	LLC Vostok	CID003643	RUSSIAN FEDERATION
Tungsten	MALAMET SMELTING SDN. BHD.	CID004056	MALAYSIA
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	CID002319	CHINA
Tungsten	Masan High-Tech Materials	CID002543	VIET NAM
Tungsten	Moliren Ltd.	CID002845	RUSSIAN FEDERATION
Tungsten	Nam Viet Cromit Joint Stock Company	CID004034	VIET NAM
Tungsten	Niagara Refining LLC	CID002589	UNITED STATES OF AMERICA
Tungsten	NPP Tyazhmetprom LLC	CID003416	RUSSIAN FEDERATION
Tungsten	OOO “Technolom” 1	CID003614	RUSSIAN FEDERATION
Tungsten	OOO “Technolom” 2	CID003612	RUSSIAN FEDERATION
Tungsten	Philippine Bonway Manufacturing Industrial Corporation	CID004797	PHILIPPINES
Tungsten	Philippine Carreytech Metal Corp.	CID004438	PHILIPPINES
Tungsten	Philippine Chuangxin Industrial Co., Inc.	CID002827	PHILIPPINES
Tungsten	S.P.T. spol.s r.o.	CID005068	CZECHIA
Tungsten	Shinwon Tungsten (Fujian Shanghang) Co., Ltd.	CID004430	CHINA
Tungsten	TANIOBIS Smelting GmbH & Co. KG	CID002542	GERMANY
Tungsten	Tungamoy Metals Inc.	CID005248	KOREA, REPUBLIC OF
Tungsten	Tungsten Vietnam Joint Stock Company	CID003993	VIET NAM
Tungsten	Unecha Refractory Metals Plant	CID002724	RUSSIAN FEDERATION
Tungsten	Uzbekistan Technological Metallurgical Complex JSC	CID002660	UZBEKISTAN
Tungsten	Wolfram Bergbau und Hutten AG	CID002044	AUSTRIA
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CID002320	CHINA
Tungsten	Xiamen Tungsten Co., Ltd.	CID002082	CHINA

Tungsten	YUDU ANSHENG TUNGSTEN CO., LTD.	CID003662	CHINA